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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
TERRA NOVA FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88102L105
(CUSIP Number)
September 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

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CUSIP No.	88102L105	13G	73-1597141

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Hill Capital, L.L.C., 73-1597141

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,960,193

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,960,193

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,960,193

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”) and Mr. Mark Lee, principal of Forest Hill.
     This Schedule 13G relates to Common Stock of Terra Nova Financial Group, Inc., a Texas corporation (the “Common Stock”) purchased by Forest Hill for the account of (i) Forest Hill Select Fund, L.P., of which Forest Hill is the general partner and (ii) Forest Hill Select Offshore Fund, Ltd, to which Forest Hill acts as investment advisor.
Item 1(a)	Name of Issuer.

Terra Nova Financial Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

100 South Wacker Drive, Suite 1550 Chicago, Illinois 60606

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430 Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number.

88102L105

Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

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Item 4	Ownership.
(a)	Forest Hill and Mr. Lee are the beneficial owners of 2,960,193 shares of Common Stock.

(b)	Forest Hill and Mr. Lee are the beneficial owners of 10.9% of the outstanding Common Stock. This percentage is determined by dividing 2,960,193 by 27,191,462, the number of Common Stock issued and outstanding according to the 10-QSB for the quarterly period ended June 30, 2007.

(c)	Forest Hill has the sole power to vote and dispose of the 2,960,193 shares of Common Stock beneficially owned by it. As the principal of Forest Hill, Mr. Lee may direct the vote and disposition of the 2,960,193 shares of Common Stock beneficially owned by Forest Hill.
Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits	Exhibit 1

Joint Filing Agreement dated September 20, 2007 between Forest Hill and Mark Lee.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: September 20, 2007

Forest Hill Capital, L.L.C.
By:	/S/ MARK LEE

/S/ MARK LEE
Mark Lee

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